Exhibit 99.2

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

English Translation

April 28, 2021

To whom it may concern

Company name: NIPPON EXPRESS CO., LTD

Representative: Mitsuru Saito

President and CEO

(Code No.9062, First section,

Tokyo Stock Exchange)

Notice Concerning Transition to a Holding Company via Sole-Share Transfer

At a meeting held today, the Nippon Express Co., Ltd. board of directors resolved to establish as its holding company NIPPON EXPRESS HOLDINGS, INC. (“Holding Company”) effective January 4, 2022 via sole-share transfer (“Share Transfer”), subject to approval at the Company’s ordinary general meeting of shareholders scheduled to be held June 29, 2021 and other prescribed procedures. As this Share Transfer is a sole transfer of shares by the Company, which is a publicly traded corporation, we have omitted certain items and details from disclosure.

1. Background behind start of review

The logistics business in Japan faces a challenging environment. Companies in this industry must deal urgently with labor shortages, laws related to work-style reform, digital transformation, and a variety of other changes. At the same time, overseas competitors in the form of mega forwarders have been expanding their businesses rapidly through M&A activities and other means in the global market, creating oligopolies.

Nippon Express Co., Ltd. (“Nippon Express” or the “Company’) strives in this environment to achieve the long-term vision of becoming a logistics company with a strong presence in the global market, as detailed in Nippon Express Group Business Plan 2023~ Dynamic Growth~. To achieve this vision, the Company must evolve group management from a medium- and long-term perspective, aiming to maximize value as a corporate group.

Given this background, the Company has investigated a restructuring of the group headquarters function. As announced in the “Notice Concerning the Commencement of Preparations to Transition to a Holding Company via Sole-Share Transfer” released on January 29, 2021, the Company has determined that the transition to a holding company structure that separates the Group’s management strategy function from its business execution function is optimal.

2. Purpose of the transition to a holding company structure and group management structure envisioned after the transition

A. Reinforce group management

By transitioning to a holding company structure, the holding company will be able to specialize in group management and formulate medium- to long-term policies for the group. In addition, the holding company will reallocate resources and design functions and systems to optimize the group and maximize value for the corporate group in pursuit of these policies. In this way, the holding company will drive our group growth strategy. Further, the holding company will provide support to group companies to encourage the creation of groupwide synergies and to optimize each group business. Based on a clear division of responsibilities and authority, group operating companies will pursue their businesses according to their respective roles, supported by speedy decision-making in line with group policies. With the support of the holding company, business divisions within each company will strive to enhance customer value through improved expertise and competitiveness in response to the changing times. In so doing, we expect to achieve sustainable growth as a corporate group. Through these efforts, we intend to maximize our value as a corporate group.

B. Strengthen global governance structure for greater overseas business growth

By clearly separating group management functions from the functions of operating companies in Japan, we intend to establish a global group management function that will not be tied to our domestic businesses in Japan. In addition to promoting further growth of global businesses originating from Japan, we will allocate more management resources to our overseas businesses, which we believe is a growth area for the group. At the same time, we will aim to expand businesses that originate from overseas. We will establish a global governance system by strengthening control functions that support global business growth. We intend to achieve this system through coordinated actions among the holding company and regional headquarters companies serving as the core of our operations and management overseas.

C. Enhance group corporate management system

The holding company will strive to optimize and enhance effectiveness at each group company. To this end, we will create greater visibility with each group business, establishing a management infrastructure that facilitates rapid and correct management decisions. To achieve overall group optimization and synergies that focus on the customer and provide greater customer value, we must look beyond the company and organizational indicators of sales and profit upon which we have relied to date. We will establish a structure that assesses performance through KPIs that encourage overall optimization. At the same time, we will take even greater advantage of marketing and information sharing within the group related to customer needs to strengthen our groupwide, one-stop account management system. Along the way, we will also improve systems that allow us to create new services within each business. Finally, we will build a groupwide database that facilitates the achievement of these plans as we accelerate the digitalization of our businesses.

3. Holding company structure post-transition

After the transition to a holding company structure, Nippon Express, the business holding company until this point in time, will continue to act as the core operating company of the group. The main role of Nippon Express, however, will be to drive the group’s logistics business in Japan and global businesses originating from Japan. Our overseas logistics businesses will be led by regional headquarters companies in cooperation with the holding company, which will provide global headquarters functions. The roles of the logistics support business companies will be separated into functional companies providing services within the group and logistics support operating companies that provide customer-facing logistics-related services. These logistics support operating companies will develop businesses that add new value in logistics and help the group advance to higher levels in logistics. Further, as announced in the “Notice Concerning Commencement of Consideration on Security Transportation Business Spin-Off” released on April 28, 2021, the security business is being considered to be spun off from Nippon Express as a specialized business. If, as a result of the deliberation, a spin-off is to be implemented, the timing, method, and other details will be announced as soon as they are determined.

4. Transition method and procedures

The company intends to transition to a holding company structure via the method as shown below.

A. Step 1: Establish holding company via share transfer

Establish a holding company effective January 4, 2022 via share transfer, making Nippon Express Co., Ltd. a wholly owned subsidiary of the holding company.

B. Step 2: Structure subsequent to establishment of holding company via share transfer (group business reorganization)

Subsequent to the share transfer taking effect, Nippon Express Co., Ltd. subsidiaries will become direct subsidiaries of the new holding company to form a group management structure to fully achieve the purpose of the transition to a holding company structure. Details of this restructuring are still under consideration with the option of company split, etc., and specific details and timing will be announced as soon as they are determined.

5. Share transfer overview

A. Schedule

Record date for ordinary general meeting of shareholders	March 31, 2021
Board of directors meeting for approval of the share transfer plan	April 28, 2021
Ordinary general meeting of shareholders for approval of the share transfer	June 29, 2021
Delisting date for the Company	December 29, 2021
Date of registration of establishment of the Holding Company (effective date)	January 4, 2022
Date of listing of the Holding Company	January 4, 2022

Note: The dates may be changed as necessary for the share transfer procedures or for other reasons.

B. Share transfer method

This is a sole share transfer method in which the company will become a wholly owned subsidiary of the holding company, and holding company will become the sole parent of the newly formed subsidiary via share transfer from subsidiary to parent.

C. Allocation of shares in connection with share transfer (share transfer ratio)

Company Name	NIPPON EXPRESS HOLDINGS, INC. (Sole parent company after share transfer)	NIPPON EXPRESS CO., LTD. (parent after share transfer)
Share transfer ratio	1	1

(Notes)

(1) Share transfer ratio

Shareholders owning Nippon Express Co., Ltd. common stock immediately preceding the point in time in which the holding company acquires all issued and outstanding shares of Nippon Express via the share transfer in question will receive one share of common stock in the holding company per share of common stock owned in Nippon Express.

(2) Number of shares constituting one trading unit

The holding company will adopt the trading unit system, under which one trading unit will consist of 100 shares.

(3) Basis share transfer ratio calculation

This share transfer will establish one sole parent company of a wholly owned subsidiary via share transfer by Nippon Express Co., Ltd. There will be no change in shareholder composition for Nippon Express Co., Ltd. or the holding company at the time of the share transfer. Therefore, placing the highest priority on avoiding any disadvantage to shareholders and to avoid confusion, each shareholder of Nippon Express Co., Ltd. will be allocated one share of common stock in the newly established holding company for every share of common stock owned in Nippon Express Co., Ltd.

(4) Results, methods of calculation, and basis of calculation conducted by a third-party entity

As described in (3) above, the share transfer in question is a sole-share transfer by Nippon Express Co., Ltd. Therefore, no calculations will be made by a third-party entity.

(5) Number of new shares to be issued via share transfer (scheduled)

Common stock: 96,000,000 shares

However, if the total number of shares issued and outstanding changes prior to the effective date of the share transfer, the number of new shares to be allocated by the holding company will vary. The handling of treasury stock held by the Company upon the effective date of the Share Transfer is currently under consideration. The handling of such shares will be announced as soon as the method has been determined.

D. Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights upon the Share Transfer

The Company has not issued any stock acquisition rights or bonds with stock acquisition rights.

E. Matters concerning application for listing of the holding company

As a result of the share transfer, Nippon Express Co., Ltd. will become a wholly owned subsidiary of the holding company. Therefore, the shares of Nippon Express will be delisted from public trading. However, the holding company will apply for a listing (technical listing) on the First Section of the Tokyo Stock Exchange for the shares of holding company stock allocated to shareholders of Nippon Express. The listing date is subject to review by the Tokyo Stock Exchange, but is scheduled to be January 4, 2022, which is the effective date of the share transfer.

6. Overview of companies involved in the share transfer

(as of March 31, 2021)

(1) Company name	Nippon Express Co., Ltd.
(2) Location	1-9-3, Higashi Shimbashi, Minato-ku, Tokyo 105-8322, Japan
(3) Representative name and title	Mitsuru Saito, president and chief executive officer
(4) Business lines

Road freight transportation

Freight transportation

Ocean freight transportation

Marine and harbor transportation

Railway freight transportation

Warehousing

Security

Haulage, construction and installation of heavy equipment and related business

Construction

Customs clearance, etc.

(5) Paid-in capital	70,175 million yen
(6) Established	October 1, 1937
(7) Number of shares issued and outstanding	96,000,000 shares
(8) Fiscal year end	March 31
(9) Major shareholders and ownership ratios (Total shares held to total number of shares issued (excluding treasury stock)	The Master Trust Bank of Japan, Ltd. (Trust Account)	11.0%
	Custody Bank of Japan, Ltd. (Trust Account)	8.9%
	Asahi Mutual Life Insurance Company	6.1%
	Nippon Express Employees’ Shareholding Association	4.1%
	Sompo Japan Inc.	3.9%
	Mizuho Trust & Banking Co., Ltd Retirement Benefit Trust Under Mizuho Bank, Ltd. (re-entrusted by Custody Bank of Japan, Ltd.)	3.1%
	Custody Bank of Japan, Ltd. (Trust Account No.4)	2.0%
	MUFG Bank, Ltd.	1.6%
	Custody Bank of Japan, Ltd. (Trust Account No.7)	1.4%
	STATE STREET BANK WEST CLIENT – TREATY 505234	1.2%

(10) Operating results and financial condition for the most-recent three fiscal years

Fiscal year end	March 2019	March 2020	March 2021
Consolidated net assets (million yen)	560,444	556,506	600,707
Consolidated total assets (million yen)	1,536,677	1,518,037	1,631,855
Consolidated net assets per share (yen)	5,749.60	5,805.12	6,355.02
Consolidated revenue (million yen)	2,138,501	2,080,352	2,079,195
Consolidated operating income (million yen)	79,598	59,224	78,100
Consolidated ordinary income (million yen)	85,802	57,434	81,276
Consolidated profit attributable to owners of parent (million yen)	49,330	17,409	56,102
Consolidated profit per share (yen)	515.13	185.06	604.79
Dividends per share (yen)	155.00	155.00	185.00

7. Overview of company established (tentative) via share transfer (sole parent company, holding company)

(1) Company name	Nippon Express Holdings, Inc.
(2) Location	Kanda Izumi-cho, Chiyoda-ku, Tokyo
(3) Representative name and title	Mitsuru Saito, president and chief executive officer
(4) Business lines	Management and related operations for corporate group companies
(5) Paid-in capital	70,175 million yen
(6) Established	January 4, 2022
(7) Fiscal year end	December 31
(8) Net assets	To be determined
(9) Total assets	To be determined

(Note 1) Of the above, the lot number in (2) Location will be announced as it is confirmed.

(Note 2) (8) Net assets and (9) Total assets will be announced as they are finalized.

8. Overview of share transfer accounting treatment

This transaction is regarded under corporate accounting as a transaction under common control. Therefore, the transaction will have no impact on profit or loss. No goodwill is expected to result from this share transfer.

9. Future outlook

Nippon Express Co., Ltd. will become a wholly owned subsidiary as a result of this share transfer. Accordingly, Nippon Express operating results will be reflected in the consolidated operating results of the holding company (sole parent). This share transfer will have only a minor impact on operating results.

End

Disclaimer:

This English translation has been prepared for general reference purposes only. The Company shall not be responsible for any consequence resulting from the use of the English translation in place of the original Japanese text. In any legal matter, readers should refer to and rely upon the original Japanese text released April 28, 2021.